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Ohio National Financial Services
One Financial Way
Cincinnati, Ohio 45242
VIA EDGAR CORRESPONDENCE
December 20, 2010
Ms. Michelle Roberts
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F. Street, N.E.
Washington, D.C. 20549-0506
Re:	Ohio National Variable Account A ONcore Xtra Individual Variable Annuity Post-Effective Amendment No. 33 File Nos. 811-09178 & 333-86603
Dear Ms. Roberts:
This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) which you communicated to me by telephone on December 17, 2010 on the above-referenced post-effective amendment (the “Post-Effective Amendment”) and Registrant’s response letter dated December 10, 2010 (which responded to Staff comments received on December 3, 2010). Registrant filed the Post-Effective Amendment with the Commission on October 22, 2010 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”) contemporaneously with nine other post-effective amendments (collectively, along with the Post-Effective Amendment, the “filings”).
For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment. Registrant will give effect to disclosure changes made in response to Staff comments by means of a post-effective amendment filed pursuant to Rule 485(b) under the 1933 Act.
To the extent such comments apply to the following post-effective amendment filings by Registrant, Ohio National Variable Account A, our responses are applicable to each such filing:

Product filing	40 Act File No.	33 Act File No.
ONcore Premier, Post-Effective Amendment No. 39	811-01978	333-43515
ONcore Value, Post-Effective Amendment No. 42	811-01978	333-43513
ONcore Wrap, Post-Effective Amendment No. 13	811-01978	333-134982
ONcore Lite II Post-Effective Amendment No. 8	811-01978	333-156430
ONcore Ultra II Post-Effective Amendment No. 8	811-01978	333-156432
ONcore Lite III Post-Effective Amendment No. 2	811-01978	333-164075
ONcore Flex II Post-Effective Amendment No. 2	811-01978	333-164069
ONcore Premier II Post-Effective Amendment No. 2	811-01978	333-164070
ONcore Xtra II Post-Effective Amendment No. 2	811-01978	333-164073

Ms. Roberts
December 20, 2010

1.	Glossary
a.	Please describe the practical effect of the Death Benefit Adjustment in the beginning of the definition.
Response: The definition of Death Benefit Adjustment has been amended to read as follows:

Death Benefit Adjustment— The Death Benefit Adjustment is added to the Contract Value to determine the Proceeds paid to the beneficiary. The difference, if any, between the highest guaranteed death benefit amount and the Contract Value on the applicable calculation date as described under “Basic Death Benefit” if the Contract Value on this date is lower than the highest guaranteed death benefit amount. If the Contract Value on the applicable calculation date is higher than the highest guaranteed death benefit amount, no Death Benefit Adjustment will be made.
2.	Optional Asset Allocation Models
a.	In the revised sentence in the third paragraph, please changed “returned” to “received.”
Response: The requested change has been made.
b.	In the third paragraph, please clearly state when the investments will be automatically updated.
Response: The following sentence has been added:

Upon receipt of the executed investment advisory agreement, your investments will be updated in accordance with any changes that ONII may make to the Models.
3.	Changes in Your Contract; Changes in Applicable Law
a.	Delete “without the consent of any other person” or change it to “without your consent.”
Response: The phrase has been revised to “without your consent.”
4.	Purchase Payments — The disclosure on purchase payment limitations is still confusing. Please revise the disclosure so that anyone purchasing or who has purchased a contract can clearly determine the limits on their contract. Please start the disclosure with the current, most recent limit. Please emphasize that Registrant reserves the right to limit the purchase payments on contracts issued after May 1, 2010 to below $3,000,000. Please highlight that the lower limitation of 150% of the initial purchase payment could be as low as $7,500.

Response: The relevant disclosure has been revised as follows:

Ms. Roberts
December 20, 2010

For all contracts applied for on or after May 1, 2010, we currently limit your total purchase payments to $3,000,000. For those contracts, we reserve the right to limit your total purchase payments to the lesser of the following:
(a) for any one contract, the lesser of 150% of your initial purchase payment (for example, $7,500 if your initial purchase payment was $5,000) or $1,000,000; and
(b) for all our variable annuities sold to you, or covering the life of the annuitant, $1,000,000.
For contracts applied for on or after January 12, 2010 through April 30, 2010, we limit your total purchase payments to the lesser of the following:
(a) for any one contract, the lesser of 150% of your initial purchase payment (for example, $7,500 if your initial purchase payment was $5,000)or $1,000,000; and
(b) for all our variable annuities sold to you, or covering the life of the annuitant, $1,000,000.
If you applied for your contract before January 12, 2010, we limit your total purchase payments covering the life of the annuitant to $1,500,000.
5.	Death Benefit
a.	How will Proceeds be paid to the beneficiary — Clarify what happens if Registrant cannot locate one of multiple beneficiaries.
Response: The following disclosure has been added:

If we are unable to locate one of the beneficiaries, we will provide 30 days written notice to their last known address stating that the Proceeds will be equally distributed to the other beneficiaries.
6.	GLWB (2011)
a.	With regard to the disclosure that “[n]ot all of the riders may be available in all states and not all riders may be currently available for issue,” please disclose in the prospectus why not all riders may be currently available for issue.
Response: The disclosure has been revised as follows:

Not all of the riders may be available in all states. Once the GLWB (2011) or Joint GLWB (2011) is available for issue, the GLWB and Joint GLWB are not available.
b.	Please disclose what occurs when a rider is added after issue and something else happens on the same day, i.e., an additional purchase payment is made on the same day the rider is added.
Response: The following disclosure has been added:

Ms. Roberts
December 20, 2010

(If you make an additional purchase payment on the day the rider is added, the GLWB base will be increased by the additional purchase payment.)
7.	Appendix C; GMIB Plus with Annual Reset (2009) — Please revise the disclosure regarding guaranteed minimum annuitization levels as it is still not clear. Please consider adding a reference that the levels are subject to certain conditions and an example.
Response: The following disclosure has been added:

In those states where permitted, you may qualify for guaranteed minimum annuitization levels if you meet the conditions described below.

Further, the following example has been added:

For example, if you do not take any withdrawals until the annuitant is 65 and then only take withdrawals that are no more than 5% of the guaranteed earnings income base, you will receive payments of at least 5.5% when your Contract Value is reduced to zero. This only applies if you select annuity option 1, life annuity with period certain, paid in monthly installments.
Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (513) 794-6278 should you have any questions.
Sincerely,
/s/ Kimberly A. Plante
Kimberly A. Plante
Associate Counsel